

February 7, 2011

Peter J. Kremer
President and Chief Executive Officer
Pub Crawl Holdings, Inc.
3920 Ingraham Street #101
San Diego, CA 92109

> **Re: Pub Crawl Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 3, 2011**
> **File No. 333-169818**

Dear Mr. Kremer:

We have reviewed your amended Form S-1 and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 28, 2011.

Management Discussion and Analysis

Liquidity and Capital Resources, page 25

1.   You state that your current cash of $10,595 and working capital "is sufficient to cover [y]our current expenses which include those fees associated with this registration statement…." It appears that the costs of this offering, which you estimate to be approximately $30,510, currently exceed your available cash and working capital. Please revise to state the minimum period of time that you will be able to conduct planned operations using currently available resources without accounting for any proceeds from this offering. Alternatively, you may revise your statement to take into account the amount of proceeds that would have to be raised in the offering in order both to cover the costs of the offering and meet your financial obligations to operate the business for a minimum period of 12 months.

Executive Compensation, page 28

2.   We note that Peter Kremer was paid $7,000 for the fiscal year ended June 30, 2010 when it appears that Mr. Kremer was entitled to only $1,000 per month under the Management Agreement, which went into effect on June 1, 2010. Please advise or revise as appropriate.

3.   Please be advised that Item 402(n) of Regulation S-K requires disclosure in the summary
        compensation table for the last two <u>completed</u> fiscal years. Since you have not
        completed the fiscal year ended June 30, 2011, inclusion of partial information for that
        fiscal year is not appropriate. Please revise the summary compensation table to limit the
        information contained therein to the most recently completed fiscal year and revise the
        paragraph preceding the summary compensation table to state that the information
        provided in the table is for the fiscal year ended June 30, 2010. You may wish to include
        narrative disclosure concerning compensation arrangements for Mr. Kremer for fiscal
        year 2011 to the extent you deem that information to be material to an understanding of
        his compensation. In this regard, it is unclear how you arrived at a total compensation
        figure of $81,000 for fiscal 2011 for Mr. Kremer.

        You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding
comments on the financial statements and related matters. Please address questions regarding all
other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the
undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Wade D. Huettel
        Carrillo Huettel & Zouvas, LLP